Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•                  disruption from the proposed transaction with Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. (“Dyax”) may adversely affect the combined company’s financial condition and results of operations;

•                  the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in “Item 1A: Risk Factors” in Shire’s and Baxalta’s Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta’s directors and executive officers in Baxalta’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID.  Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire papers subsequently produced as part of the business planning process.  Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015.  This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials.  Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labeling.  In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.  As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta’s included in this communication have been stated on a constant currency and risk adjusted basis.

To:	Shire and Baxalta employees
From:	Flemming Ornskov
cc:	Mark Enyedy, Mike Shires
Re:	Proposed New Shire Organizational Structure & Governance

Dear Shire and Baxalta Colleagues,

With the agreement to combine Shire and Baxalta, we set forth a bold aspiration:  to create a leading biotechnology company and the global leader in rare diseases; a truly transformational, purpose-driven organization that differs from both legacy companies but draws on the best of both, with patients, caregivers and physicians at the center of everything we do.

With this ambition as the driving force, I am pleased to share with you the high level organizational design for the new company and its key decision-making bodies.  These changes will take effect upon close of the transaction, which is subject to regulatory and shareholder approval.  We will name the senior executives of the new organization in a subsequent communication, as described below.

Our new design employs an ‘inverted pyramid’ approach to integration, with change focused primarily on top leadership and governance. Our goal is to design our new company for the future, allowing people to remain focused on their day-to-day work meeting the needs of patients and physicians.  This design is intended to ensure we:

•                  Do not disrupt employees and teams working with patients and customers;

•                  Continue with uninterrupted product supply;

•                  Allow critical clinical trials to continue without pause;

•                  Support ongoing and planned product launches; and

•                  Embrace the ‘best of both’ of our two organizations.

With the new model, we will create a lean, nimble and scalable organization to drive growth, an organization that will allow us to balance focus with flexibility to best serve our patients and physicians.

Transformed Global Capabilities in Commercial Functions

Drawing from both Shire and Baxalta, the new commercial organization will have a Global Product Strategy (GPS) group, providing alignment through a unified product strategy organization led by high-growth global franchises.

We will also have three high-performing commercial regions covering US Commercial; Europe/Canada/ANZ Commercial; and Intercontinental Commercial. The regions will drive excellence in sales and marketing execution around the world, with support from strong and efficient cross-franchise strategic functions. These functions will include the establishment of a New Products group.

The Global Franchises, reporting to GPS, will consist of:

•                  Genetic Diseases (Hereditary Angioedema/Lysosomal Storage Diseases)

•                  Internal Medicines (GI/Hepatology/Endocrine/Transplant)

•                  Neuroscience/Ophthalmics

•                  Hematology (Hemophilia/Von Willebrand)

•                  Immunology (Immunoglobulins & Bio-Therapeutics/Biosimilars)

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Oncology will remain a ‘stand-alone’ unit to maintain focus and prevent further disruption to this new organization.

Transformed Global Capabilities: R&D and Technical Operations

The new R&D and Technical Operations organizations will capitalize on increased scale to generate greater efficiency and enhance productivity, accelerating innovation and delivering more products to more patients around the world. The changes detailed below are intended to facilitate the integration of these two functions into the new company. Additional decisions will be made during the integration process and communicated as available.

Research & Development primary changes include:

•                  Process Development will move to be part of Technical Operations (Global Operations in Baxalta);

•                  Program and Portfolio Management will report directly to either Corporate Development, R+D or Tech Ops. A PMO team tasked with cross-functional coordination will report to Corporate Development to help align all groups. More detail will be shared as the integration continues; and

•                  Health Economics & Outcomes Research (HE&OR) will continue to be part of the R&D organization.

Transformed Global Capabilities in G&A Functions

A significant change for both Shire and Baxalta will be a new Corporate and Business Services (CBS) group. This new organization will bring efficient and high-quality services across the company.  CBS will include IT, under a CIO, and two new functions: Global Business Services, comprised of Finance Operations, HR Operations and Procurement (Procurement scope to be defined); and Corporate Services, which will include Real Estate, Facilities and Security. Both Finance Operations and HR Operations will transition to CBS over the next 18 to 24 months. More about CBS, including further information on functions, locations and timelines, will be forthcoming.

Corporate Development will be expanded and renamed Corporate Development and Public Affairs.  It will incorporate the G&A-related components of the current Baxalta Corporate Strategy & Customer Operations (CSCO) organization, with the commercial support and R&D-related elements moving into Commercial and R&D, respectively.  The Communications, Public Affairs and Patient Advocacy groups will also move into the new Corporate Development and Public Affairs.  As described above, Program and Portfolio Management will also report to the expanded Corporate Development and Public Affairs function.

Human Resources will add Diversity & Inclusion.  Finance, Legal and Compliance will each be separate functions.

Strengthened Governance Supporting our New Organization

The key decision-making bodies following the closing will be the Executive Committee (ExCo), the In-line Committee, the Pipeline Committee and the Corporate Committee.  These governing bodies are designed to ensure fast, compliant and efficient decision-making, mirroring the flat organizational design.  You will find more information on our decision-making bodies here.

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Next Steps and Timelines

The organizational design set forth above is comprised of what we call the ‘L1’ leadership roles: roles that will report directly to the CEO.  To confirm, these are US Commercial, Europe/Canada/ANZ Commercial, Intercontinental Commercial, GPS, Oncology, R&D, Technical Operations, Finance, HR, Legal, Corporate Development and Public Affairs, CBS, and Compliance.

The L1 leaders will be identified by me and confirmed by the Shire Board of Directors, with the aim to announce most of the top leadership by late March.  After L1 leaders are in place, the following will happen:

•                  L1 leaders, working with integration teams, will design the next level in their post-close organizations.  Post-design, the L1 leaders will select most of the next level leaders (‘L2’), by close;

•                  Immediately post-close, the L1 and L2 leaders will come together in a Leadership Summit to further refine strategy, operating plans and organizational designs;

•                  L3 and remaining leaders will be chosen following close through September; and

•                  Organizational changes in some countries will be conditioned on Works Council review/ approval.

As noted, all leadership appointments will take effect only at close, which is contingent upon regulatory and shareholder approval. Until then, Shire and Baxalta will continue to operate as separate companies, with current executives and function heads in both companies continuing to lead their respective groups.

Important to note is that we are sharing the organizational structure and rationale in the spirit of transparency and to facilitate the integration planning work that is underway across the various integration teams.  In addition, information shared today may be further refined as we continue to progress the integration work.  I realize there is uncertainty and you will have questions as a result of this communication. Much work remains to be done before we have all the answers.

If you have questions or concerns, you can direct them to your manager, to comms@shire.com, or to the Baxalta Integration Management Resource Center.  We will also continue to provide information as soon as it becomes available.

Together, I am confident we will build a purpose-driven, entrepreneurial and exciting organization.  Our combined company will bring innovative therapies to the patients and physicians who are counting on us, while creating new opportunities for our people.  For now, please continue your good work and focus on the business priorities at hand, maintaining momentum with our customers and patients.

Kind regards,

Flemming

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